Exhibit 99.1

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UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

LAUDEN BISEL,

Plaintiff,	Case No.: ___________________________

-against-	COMPLAINT

ACASTI PHARMA, INC., RODERICK	DEMAND FOR JURY TRIAL
CARTER, JAN D’ALVISE, JOHN CANAN,
and DONALD OLDS,

Defendants.

Plaintiff, Lauden Bisel (“Plaintiff”), by his undersigned attorneys, alleges upon personal knowledge with respect to himself, and information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.                      This is an action brought by Plaintiff against Acasti Pharma, Inc. (“Acasti” or the “Company”), and the members of Acasti’s board of directors (the “Board” or the “Individual Defendants” and together with Acasti, the “Defendants”) for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”), 15 U.S.C. §§ 78n(a) and 78t(a), and SEC Rule 14a-9, 17 C.F.R. § 240.14a-9, in connection with the proposed merger between Acasti Pharma U.S., Inc., a wholly-owned subsidiary of Acasti and Grace Therapeutics Inc. (“Grace”) (the “Proposed Merger”).

2.                      On May 7, 2021, Acasti and Grace entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which each issued and outstanding share of Grace common stock (after giving effect to the acceleration of the Grace restricted stock and the conversion of the Grace convertible promissory notes) will automatically be converted into the right to receive a

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number of Acasti common shares per share of Grace common stock equal to the equity exchange ratio set forth in the Merger Agreement (the “Merger Consideration”). The equity exchange ratio is calculated using a formula intended to allocate Grace’s existing stockholders (on a fully diluted basis), an ownership percentage of post-closing Acasti, based on a base valuation for Acasti of $108 million and for Grace of $71 million and as adjusted based on changes to (i) Acasti’s net cash and Grace’s net cash and (ii) Acasti’s and Grace’s capitalization prior to the consummation of the Proposed Merger. Based on Acasti’s and Grace’s capitalization as of June 30, 2021, following the consummation of the Proposed Merger, the equity exchange ratio would result in existing Acasti shareholders owning at least 55% and existing Grace stockholders owning at most 45% of the outstanding capital stock of the combined company on a fully-diluted basis.

3.                      On June 30, 2021, in order to solicit Acasti shareholders to vote in favor of the Proposed Merger, Defendants authorized the filing of a materially incomplete and misleading registration statement on Form S-4 (the “Proxy”) with the SEC, in violation of Sections 14(a) and 20(a) of the Exchange Act. Amendment No. 1 to Form S-4 was filed on July 13, 2021.

4.                      In particular, the Proxy contains materially incomplete and misleading information concerning: (i) financial projections for Acasti, Grace, and the combined company, (ii) the valuation analyses performed by Acasti’s financial advisor, Oppenheimer & Co., Inc. (“Oppenheimer”) in support of its fairness opinion, (iii) the potential conflicts of interest of Oppenheimer, and (iv) the sales process leading up to the Proposed Merger.

5.                      The special meeting of Acasti shareholders to vote on the Proposed Merger will be held on August 26, 2021 (the “Shareholder Vote”). It is imperative that the material information that has been omitted from the Proxy is disclosed prior to the Shareholder Vote so Plaintiff can make an informed decision on the Proposed Merger and properly exercise his corporate suffrage

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rights.

6.                      For these reasons, and as set forth in detail herein, Plaintiff asserts claims against Defendants for violations of Sections 14(a) and 20(a) of the Exchange Act. Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Merger until the material information discussed herein is disclosed to Acasti’s shareholders sufficiently in advance of the Shareholder Vote or, in the event the Proposed Merger is consummated, to recover damages resulting from the Defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

7.                         This Court has original jurisdiction over this action pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Sections 14(a) and 20(a) of the Exchange Act.

8.                      Personal jurisdiction exists over each Defendant either because the Defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over the Defendants by this Court permissible under traditional notions of fair play and substantial justice. “Where a federal statute such as Section 27 of the [Exchange] Act confers nationwide service of process, the question becomes whether the party has sufficient contacts with the United States, not any particular state.” Sec. Inv’r Prot. Corp. v. Vigman 764 F.2d 1309, 1315 (9th Cir. 1985). “[S]o long as a defendant has minimum contacts with the United States, Section 27 of the Act confers personal jurisdiction over the defendant in any federal district court.” Id. At 1316.

9.                      Venue is proper in this District under Section 27 of the Exchange Act and 28 U.S.C. § 1391, because Defendants are found or are inhabitants or transact business in this District.

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Indeed, Acasti’s common stock trades on The Nasdaq Capital Market, which is headquartered in this District rendering venue in this District appropriate. See, e.g., United States v. Svoboda, 347 F.3d 471, 484 n.13 (2d Cir. 2003) (collecting cases).

PARTIES

10.                Plaintiff is, and at all relevant times has been, a shareholder of Acasti.

11.                Defendant Acasti is a biopharmaceutical company that has historically focused on advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia. Since its founding in 2008, Acasti has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular risk. Acasti is incorporated in Québec, Canada with headquarters in Laval, Québec, Canada. Acasti’s common stock trades on the Nasdaq and the TSX Venture Exchange under the ticker symbol “ACST.”

12.              Individual Defendant Roderick Carter is, and has been at all relevant times, a director and Chairman of the Board of Acasti.

13.              Individual Defendant Jan D’Alvise is, and has been at all relevant times, a director, President and Chief Executive Officer of Acasti.

14.              Individual Defendant John Canan is, and has been at all relevant times, a director of Acasti.

15.              Individual Defendant Donald Olds is, and has been at all relevant times, a director of Acasti.

16.              The Individual Defendants referred to in ¶¶ 12-15 are collectively referred to herein as the “Individual Defendants” and with Acasti they are referred to herein as the “Defendants.”

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SUBSTANTIVE ALLEGATIONS

I.	Background and the Proposed Merger

17.              Acasti is a biopharmaceutical company focused on the research, development and commercialization of cardiometabolic prescription drugs using omega-3 or OM3 fatty acids delivered both as free fatty acids and bound-to-phospholipid esters, derived from krill oil. Acasti’s lead product candidate was CaPre®, an OM3 phospholipid therapeutic for the treatment of hypertriglyceridemia. Acasti is a corporation incorporated under the laws of Québec, Canada with headquarters in Laval, Québec, Canada.

18.              Grace is a Delaware corporation headquartered in East Brunswick, New Jersey. Grace is a privately-held emerging biopharmaceutical company focused on developing innovative drug delivery technologies for the treatment of rare and orphan diseases. Grace’s therapeutic pipeline consists of three unique clinical stage and multiple pre-clinical stage assets supported by an intellectual property portfolio consisting of more than 40 granted and pending patents in various jurisdictions worldwide.

19.              On May 7, 2021, Acasti issued a press release announcing the Proposed Merger, which states in relevant part:

Acasti Announces Definitive Agreement to Acquire Grace Therapeutics, Inc.

Grace provides Acasti with a pipeline of rare and orphan disease programs, including 3 clinical stage assets that have received Orphan Drug Designation from the FDA

Expects lead asset to complete PK Bridging Study in early 2022, with potential to advance directly into a Phase 3 clinical safety trial for Subarachnoid Hemorrhage

Combination creates a unique rare disease company with innovative drug delivery technologies, and is expected to have ~$64M in cash at closing to advance lead clinical assets

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LAVAL, Québec, May 07, 2021 (GLOBE NEWSWIRE) -- Acasti Pharma, Inc. (“Acasti” or the “Company”) (Nasdaq: ACST and TSX-V: ACST) announces it has entered into a definitive agreement to acquire Grace Therapeutics, Inc. (“Grace”), a privately held emerging biopharmaceutical company focused on developing innovative drug delivery technologies for the treatment of rare and orphan diseases (the “Proposed Transaction”). Subject to the completion of the Proposed Transaction, Acasti will acquire Grace’s pipeline of drug candidates addressing critical unmet medical needs with the potential to deliver significant value to patients and providers. It is anticipated that the cash at closing of about $64 million will be principally used to pursue the clinical development of the first two assets through Phase 3, and further advance earlier pipeline assets into the clinic. The Proposed Transaction has been approved by the boards of directors of both companies and is supported by Grace shareholders through voting and lock-up agreements with the Company. The transaction remains subject to approval of Acasti stockholders, as well as applicable stock exchanges.

The Company has posted a presentation summarizing key highlights of the transaction, which is available on both the Acasti and Grace websites. Acasti plans to file the required Form S-4 proxy statement with the U.S. Securities & Exchange Commission (SEC), which will include detailed disclosures regarding the transaction. Following the filing of the required Form S-4, Acasti and Grace management plan to host an investor conference call to further discuss the anticipated benefits of the acquisition and answer investor questions. Acasti will call a shareholder meeting to approve the transaction following the public filing of the Form S-4 proxy statement. As the Proposed Transaction moves forward, Acasti continues to evaluate strategic options for value creation from its existing assets.

In connection with the Proposed Transaction, Acasti will acquire Grace’s entire therapeutic pipeline consisting of three unique clinical stage and multiple pre- clinical stage assets supported by an intellectual property portfolio consisting of more than 40 granted and pending patents in various jurisdictions worldwide. Grace’s product candidates aim to improve clinical outcomes by applying proprietary formulation and drug delivery technologies to existing pharmaceutical compounds to achieve improvements over the current standard of care or provide treatment for diseases with no currently approved therapy. Grace’s three lead programs have all received Orphan Drug Designation from the U.S. Food & Drug Administration (FDA), which could provide up to seven years of marketing exclusivity in the United States upon FDA’s approval of the New Drug Application (NDA), provided that certain conditions are met.

Grace’s Leading Drug Assets:

•	GTX-104: Subarachnoid Hemorrhage (SAH) – Intravenous Infusion

o	Clinical stage: PK Bridging study results expected Q1‘22; Phase 3 Safety Study expected to start enrollment Q3’22.
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o	Product Description: Novel aqueous nanoparticle formulation of water insoluble nimodipine, that enables a continuous peripheral IV infusion for rapid and enhanced bioavailability. Acasti and Grace believe GTX-104 can potentially improve the management of hypotension and vasospasm in SAH patients, thereby improving patient outcomes and potentially preventing death and/or reduce long-term disability.
o	Disease Target: SAH is a rare and life-threatening medical emergency in which bleeding occurs over the surface of the brain in the subarachnoid space between the brain and skull. A primary cause of such hemorrhage is rupture of an aneurysm or ballooning of a weakened blood vessel wall. Notably, 10-15% of SAH patients currently die before reaching hospital and 20% of admitted patients die in hospital.
o	Target Market: SAH affects approximately 50,000 patients per year in the U.S. with an estimated addressable market of over $300 million. Nimodipine, the current standard of care for SAH, is only available as an oral capsule and liquid solution in the U.S., making drug delivery very difficult particularly when a patient is unconscious. Oral nimodipine also has suboptimal absorption when administered through the gut.

•	GTX-102: Ataxia-telangiectasia (A-T) - Oral Mucosal Spray

o	Clinical stage: PK Study results expected 2H’22; start of Phase 3 expected 1H’23. Product Description: A novel and convenient oral mucosal spray formulation of betamethasone intended to significantly improve neurological symptoms of A-T, including improving clinical assessments of posture and gait disturbance, and kinetic speech and oculomotor functions. Currently, there are no FDA approved pharmacotherapies for A-T. Acasti and Grace also believe that GTX-102 could ease drug administration for patients experiencing A-T given its application as a more convenient, concentrated and metered betamethasone liquid spray onto the tongue, as these A-T patients typically have difficulty swallowing.
o	Disease Target: A-T is a progressive, neurodegenerative genetic disease that primarily impacts children causing severe disability, for which no treatment currently exists. A-T affects many parts of the body, including areas of the brain, causing difficulty with motor function and motion. The disease is also associated with weakening of the immune system predisposing patients to infection, and with faulty repair of damaged DNA that may increase the risk of cancer.
o	Target market: A-T affects approximately 4,300 patients per year in the U.S. with an estimated addressable market of approximately $150 million.

•	GTX-101: Post Herpetic Neuralgia (PHN) - Topical Spray

o	Clinical Stage: Phase 1 results expected 2H’22; start of Phase 2 expected 2H’22. Product Description: A novel, topical bio-adhesive film-forming spray of bupivacaine for the treatment of PHN, which could provide
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significant benefits over the standard of care, including greater convenience, and faster onset and longer action. GTX101’s metered-dose of bupivacaine spray forms a thin bio-adhesive topical film on the surface of the patient’s skin, which enables a touch-free, non-greasy application. No skin sensitivity was reported in its Phase 1 study.
o	Disease Target: PHN is a persistent and often debilitating neuropathic pain caused by nerve damage from the varicella zoster virus (shingles). PHN pain varies from mild to excruciating in severity, and may persist for months and even years, adversely impacting quality of life and leading to social withdrawal and depression. As a result, PHN is often cited as the leading cause of suicide in chronic pain patients over the age of 70.
o	Target market: PHN affects approximately 150,000 patients per year in the U.S. 10 with an estimated addressable market of approximately $400 million. Current treatment of PHN most often consists of oral gabapentin and lidocaine patches, and refractory cases may be prescribed opioids to address persistent pain. Current lidocaine patches used for PHN are suboptimal, as these patches are difficult to use; 40% of patients experience insufficient pain relief, the analgesic effect could take up to 2 weeks, and many patients suffer from skin sensitivity and irritation. Unlike oral gabapentin and lidocaine patches, Acasti and Grace believe that the biphasic delivery mechanism of GTX-101 has the potential for rapid onset and continuous pain relief for up to eight hours.

Roddy Carter, chairman of Acasti, commented on the transaction, “We have diligently pursued a thorough strategic process to evaluate a range of value-creating alternatives. We believe that combining Grace’s innovative research programs and scientific talent with Acasti’s financial resources and drug development and commercialization expertise position us to build a portfolio of innovative therapeutics that will address unmet medical needs. The Acasti and Grace boards have approved this transaction, which is also supported by Grace shareholders, and we highly recommend that our shareholders also approve it.”

Jan D’Alvise, chief executive officer of Acasti, stated, “We believe that Grace’s assets represent a transformative opportunity for Acasti, as their novel drug delivery technologies used to develop new therapies could improve upon existing compounds with known safety profiles and provide an attractive path to drug development and commercialization. We believe Grace’s product portfolio has the potential to provide better patient solutions with enhanced efficacy, faster onset of action, reduced side effects, convenient delivery, and increased patient compliance. For these and other reasons, we are very excited about the therapeutic potential of Grace’s pipeline, and we believe there could be significant international licensing and marketing opportunities for these assets.”

Vimal Kavuru, co-founder and chairman of Grace, noted, “Merging with Acasti is a significant opportunity for Grace, as it allows us to partner with an experienced team, well-versed in drug development and commercialization, with a strong

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commitment to the highest standards of corporate governance. As a result of the merger, we anticipate the combined company will have the financial resources to fund our lead programs to critical value inflection points. Our board of directors have approved the proposed transaction with Acasti, which is also supported by Grace’s shareholders.”

“We believe our dedication to bringing new, safe and effective medicines to patient populations where there is significant unmet medical need is shared by the management and board of Acasti. We look forward to a successful future together and driving value for our combined shareholders,” noted S. George Kottayil, Ph.D., co-founder and chief executive officer of Grace.

Management and Operations

Upon shareholder approval of the Proposed Transaction, the combined companies will be led by Jan D’Alvise as president and chief executive officer, and the corporation will continue to maintain its corporate headquarters in Laval, Quebec, Canada. All Grace employees will transition to Acasti and they will continue to maintain an R&D laboratory and commercial presence in North Brunswick, New Jersey. The new Board of Directors will be composed of 4 representatives from Acasti and 3 from Grace, with more details to be provided in the proxy statement.

About the Proposed Transaction

Pending approval by Acasti shareholders as well as applicable stock exchange approvals, Grace will merge with a new wholly owned subsidiary of Acasti. Grace stockholders will receive newly issued Acasti common shares pursuant to an exchange ratio formula set forth in the definitive agreement. Under the terms of the definitive agreement, immediately following the consummation of the Proposed Transaction, Acasti’s securityholders on a pro forma basis would own approximately 55% of the combined company’s common shares, and Grace’s securityholders would own approximately 45% of the combined company’s common shares, in each case calculated on a fully-diluted basis, subject to upward adjustments in favor of Acasti based on each company’s capitalization and net cash balance as set forth in the definitive agreement, with more details to be provided in the proxy statement. For illustrative purposes, assuming no adjustments for each company’s capitalization and net cash balance, and based on 208,375,549 common shares of Acasti currently issued and outstanding, an aggregate of 170,489,086 common shares of Acasti would be issued to Grace stockholders as consideration for the Proposed Transaction.

In connection with the entering into the definitive agreement, Grace stockholders representing substantially all of the outstanding shares of Grace have entered into voting and lock-up agreements with the Company pursuant to which they have agreed, amongst other things to (i) vote their shares of Grace in favor of the Proposed Transaction, (ii) be subject to lock-up provisions for a period of 12 months (subject to certain exceptions), and (iii) support the election of board nominees through to the 2023 annual general meeting of shareholders.

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The Proposed Transaction is expected to close in calendar Q3 of 2021, immediately following approval by Acasti shareholders, subject to any applicable SEC review and stock exchange approvals, as well as satisfaction of other closing conditions by each company specified in the definitive agreement.

Acasti will take steps to regain compliance with Nasdaq’s minimum bid price requirements in connection with the Proposed Transaction, and if required, would implement a share consolidation.

Oppenheimer & Co. is acting as Acasti’s financial advisor for the Proposed Transaction and Osler, Hoskin & Harcourt, LLP is serving as its legal counsel. William Blair & Company, LLC is serving as financial advisor to Grace, with Reed Smith, LLP serving as its legal counsel.

The Proposed Transaction is an arm’s length transaction in accordance with the policies of the TSX Venture Exchange.

Selected Financial Information of Grace

Selected financial information of Grace from its most recent audited annual financial statements is provided below:

	Year Ended December 31, 2020 (audited)	Year Ended December 31, 2019 (audited)
Assets	$1,198,921	$2,699,476
Liabilities*	$13,725,563	$12,753,123
Revenues	Nil	Nil
Net Loss	$(2,506,228)	$(3,666,329)

*Grace liabilities will be converted into Grace shares prior to the closing of the transaction, and are already accounted for in the conversion formula and the net cash adjustment.

II.	The Proxy Omits Material Information

20.                  On June 30, 2021, Defendants filed the materially incomplete and misleading Proxy with the SEC. The Individual Defendants had a duty to carefully review the Proxy before it was filed with the SEC and disseminated to Acasti’s shareholders to ensure that it did not contain any material misrepresentations or omissions. However, the Proxy misrepresents and/or omits material information that is necessary for Acasti’s shareholders to make an informed decision in

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connection with the Proposed Merger.

A.                  The Misleadingly Incomplete Financial Projections

21.                  First, the Proxy entirely omits any of the financial projections for Acasti, Grace, or the combined company (the “Omitted Projections”).

22.                  The Omitted Projections served as a material factor in the Acasti Board’s decision to approve the Proposed Merger and for Oppenheimer to find the equity exchange ratio “fair” to Acasti’s shareholders. The Omitted Projections are plainly material and speak squarely to the question that the Company’s shareholders must answer in determining whether to vote in favor of the Proposed Merger: is a smaller stake in the combined company more or less valuable than a full stake in the standalone company? Without the Omitted Projections, Defendants present the Company’s shareholders with only a fraction of the equation, rendering them unable to answer this question and assess the fairness of the Proposed Merger. The omitted financial projections are plainly material to shareholders and must be disclosed.

23.                  If a proxy statement broaches the subject of valuation information, such information must be complete and accurate. With regard to future events, uncertain figures, and other so-called soft information, a company may choose silence or speech elaborated by the factual basis as then known—but it may not choose half-truths. Accordingly, Defendants have disclosed some of the valuation information relied upon by Oppenheimer and the Board but have failed to disclose the Omitted Projections. These omissions render the summary of each entity’s value and financial picture in the Proxy misleadingly incomplete.

B.                  The Misleadingly Incomplete Summary of Oppenheimer’s Valuation Analyses

24.                  The Proxy describes Oppenheimer’s fairness opinion and the various valuation analyses performed in support of its opinion. Defendants concede the materiality of this

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information by including Oppenheimer’s fairness opinion and its valuation analyses among the factors considered in recommending the Proposed Merger. Proxy at 105. However, the summary of Oppenheimer’s fairness opinion and analyses provided in the Proxy fails to include key inputs and assumptions underlying the analyses. Without this information, as described below, Acasti’s shareholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Oppenheimer’s fairness opinion in determining whether to vote in favor of the Proposed Merger. This omitted information, if disclosed, would significantly alter the total mix of information available to Acasti’s shareholders.

25.                  In summarizing Oppenheimer’s Selected Companies Analysis and the Selected Transaction Analysis, the Proxy fails to disclose the individual metrics of each company or transaction utilized in the analyses and, as to the transactions observed, the closing dates of the transactions. A fair summary of a comparable companies or transactions analysis requires the disclosure of the individual metrics for each company or transaction used in the analysis. Merely providing a range of the metrics that a banker calculated without further information is insufficient, as shareholders are unable to assess whether the banker applied appropriate metrics, or, instead, applied unreasonably low metrics in order to present the Proposed Merger in the most favorable light. Accordingly, the omission of this material information renders the summary of these analyses provided in the Proxy misleadingly incomplete.

26.                  In summarizing the Discounted Cash Flow Analysis prepared by Oppenheimer, the Proxy fails to disclose the following key information: (i) the actual unlevered free cash flows used in the analysis, (ii) the inputs and assumptions underlying each discount rate range (including the values of the company-specific WACC/CAPM components), and (iii) the actual terminal values calculated for the analysis.

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27.                  These key inputs are material to Acasti shareholders, and their omission renders the Discounted Cash Flow Analysis materially misleading. As a highly-respected professor explained in one of the most thorough law review articles regarding the fundamental flaws with the valuation analyses bankers perform in support of fairness opinions, in a discounted cash flow analysis a banker takes management’s forecasts, and then makes several key choices “each of which can significantly affect the final valuation.” Steven M. Davidoff, Fairness Opinions, 55 Am. U.L. Rev. 1557, 1576 (2006). Such choices include “the appropriate discount rate, and the terminal value…” Id. As Professor Davidoff explains:

There is substantial leeway to determine each of these, and any change can markedly affect the discounted cash flow value. For example, a change in the discount rate by one percent on a stream of cash flows in the billions of dollars can change the discounted cash flow value by tens if not hundreds of millions of dollars….This issue arises not only with a discounted cash flow analysis, but with each of the other valuation techniques. This dazzling variability makes it difficult to rely, compare, or analyze the valuations underlying a fairness opinion unless full disclosure is made of the various inputs in the valuation process, the weight assigned for each, and the rationale underlying these choices. The substantial discretion and lack of guidelines and standards also makes the process vulnerable to manipulation to arrive at the "right" answer for fairness. This raises a further dilemma in light of the conflicted nature of the investment banks who often provide these opinions.

Id. at 1577-78.

28.                  The summary of Oppenheimer’s Implied Equity Exchange Ratio Range Analysis is also deficient. The Proxy fails to disclose the individual inputs and assumptions underlying the combined company’s implied equity values.

29.                  These material omissions render the summary of the valuation analyses included in the Proxy misleadingly incomplete.

C.                  Oppenheimer’s Conflicts of Interest

30.                  The Proxy fails to disclose potential conflicts of interest involving Oppenheimer.

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The Proxy states that during the two years preceding Oppenheimer’s opinion, it did not provide investment banking and financial services to Grace, but did provide investment banking, financial advisory and/or other financial services to Acasti. The Proxy specifies that Oppenheimer received

$800,000 for acting as a placement agent to Acasti in connection with Acasti’s at-the-market offering in the first quarter of 2021. Proxy at 111. The Proxy, however, does not disclose the compensation paid to Oppenheimer for any of its other services.

31.                  It is important for shareholders to receive sufficient information to understand what factors might influence the financial advisor’s analytical efforts. A financial advisor’s own proprietary financial interest in a proposed transaction must be carefully considered when assessing how much credence to give its work or how much scrutiny to give the Proposed Merger. A reasonable shareholder would want to know what important economic motivations that the advisor might have, especially when those motivations could lead them to favor the interests of certain transactions or particular shareholders over others. The failure to disclose this information represents a material omission.

D.                  The Background of the Merger

32.                  The Proxy contains a misleadingly incomplete summary of the events leading up to the Proposed Merger that omits material facts. Once a company travels down the road of partial disclosure of the history leading up to a merger, they had an obligation to provide shareholders with an accurate, full, and fair characterization of those historic events. Even a non-material fact can trigger an obligation to disclose additional, otherwise non-material facts in order to prevent the initial disclosure from materially misleading the stockholders.

33.                  First, the summary provided in the Proxy states that Acasti initiated discussions with a potential strategic partner, “Company A,” regarding an in-licensing opportunity to

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complement a commercial launch of CaPre® or a potential merger transaction. Financial, corporate and legal diligence was conducted after which, on September 9, 2020, “Company A” provided Acasti with a non-binding merger offer that was eventually declined by Acasti. The Proxy, however, fails to disclose whether Acasti entered into a confidentiality or nondisclosure agreement with “Company A” and if so, whether the agreement contained standstill and/or “don’t ask don’t waive” (“DADW”) provisions.

34.                  The express communication of the existence of these provisions is material to Acasti shareholders, as it bears directly on the ability of parties that expressed interest in acquiring the Company to offer a better deal. The failure to plainly disclose the existence of DADW provisions creates the false impression that any of the parties who signed non-disclosure agreements could have made a superior proposal. However, if those non-disclosure agreements contained DADW provisions, then those parties could only make a superior proposal by breaching the agreement—since in order to make the superior proposal, they would have to ask for a waiver, either directly or indirectly. Any reasonable shareholder would deem the fact that the most likely potential topping bidders in the marketplace may be precluded from making a superior offer to significantly alter the total mix of information.

35.                  Second, the Proxy states that between April 26, 2021 and April 29, 2021, members of Acasti’s and Grace’s management discussed “employee matters.” Whether such discussions included the continued employment of certain Acasti officers or director appointments in the combined company is unknown. The Proxy later notes that Individual Defendant Jan D’Alvise will remain as the Chief Executive Officer of the combined company and that she, in addition to, Individual Defendants Roderick N. Carter, John Canan and Donald Olds will be designated by Acasti to serve as directors of the combined company. Proxy at 116. Yet, the Proxy fails to specify

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the timing and nature of the negotiations leading to these determinations. Such information is important to shareholders because negotiating for continued employment and Board seats is a conflict of interest that could cause the Individual Defendants to value their own continued involvement in the Company over the value offered to shareholders. Accordingly, the omission and/or partial disclosure of this information renders the summary provided in the Proxy misleadingly incomplete.

36.                  In sum, the omission of the above-referenced information renders the Proxy materially incomplete and misleading, in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the Shareholder Vote, Plaintiff will be unable to make an informed decision regarding the Proposed Merger, and is thus threatened with irreparable harm, warranting the injunctive relief sought herein.

COUNT I

Against All Defendants for Violations of Section 14(a) of the Exchange Act

37.                  Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

38.                  Section 14(a)(1) of the Exchange Act makes it “unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 78l of this title.” 15 U.S.C. § 78n(a)(1).

39.                  Rule 14a-9, promulgated by the SEC pursuant to Section 14(a) of the Exchange Act, provides that proxy communications shall not contain “any statement which, at the time and

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in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.” 17 C.F.R. § 240.14a-9.

40.                  The omission of information from a proxy will violate Section 14(a) if other SEC regulations specifically require disclosure of the omitted information.

41.                  Defendants have issued the Proxy with the intention of soliciting Acasti’s common shareholders’ support for the Proposed Merger. Each of the Individual Defendants reviewed and authorized the dissemination of the Proxy, which fails to provide critical information regarding, among other things: (i) financial projections for Acasti, Grace, and the combined company; (ii) Oppenheimer’s valuation analyses performed in support of its fairness opinion; (iii) the potential conflicts of interest faced by Oppenheimer; and (iv) the background of the Proposed Merger.

42.                  In so doing, Defendants made misleading statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a). The Individual Defendants were therefore negligent, as they had reasonable grounds to believe material facts existed that were misstated in or omitted from the Proxy, but failed to obtain and disclose such information to Acasti’s shareholders, though they could have done so without extraordinary effort.

43.                  The Individual Defendants knew or were negligent in not knowing that the Proxy is materially misleading and omits material facts that are necessary to render it not misleading. As officers or directors of the Company and signatories to the Proxy, the Individual Defendants undoubtedly reviewed and relied upon the omitted information identified above in connection with

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their decision to approve the Proposed Merger and solicit shareholder consent; indeed, the Proxy states that Oppenheimer reviewed and discussed its financial analyses with the Board, and further states that the Board considered the financial analyses provided by Oppenheimer, as well as their fairness opinion and the assumptions made and matters considered in connection therewith. Further, the Individual Defendants were privy to and had knowledge of the financial projections and the details surrounding the process leading up to the signing of the Merger Agreement. The Individual Defendants knew or were negligent in not knowing that the material information identified above has been omitted from the Proxy, rendering the sections of the Proxy identified above to be misleadingly incomplete. Indeed, the Individual Defendants were required to review Oppenheimer’s analyses in connection with their receipt of the fairness opinion, question Oppenheimer as to its derivation of fairness, and be particularly attentive to the procedures followed in preparing the Proxy and review it carefully before it was disseminated, to corroborate that there are no material misstatements or omissions.

44.                  The Individual Defendants were, at the very least, negligent in preparing and reviewing the Proxy. The preparation of a proxy statement by corporate insiders containing materially false or misleading statements or omitting a material fact constitutes negligence. The Individual Defendants were negligent in: (i) their decision to omit material information from the Proxy; or (ii) their failure to notice the material omissions in the Proxy upon reviewing it, which they were required to do carefully as Acasti’s officers and directors.

45.                  Acasti is also deemed negligent as a result of the Individual Defendants’ negligence in preparing and/or reviewing the Proxy.

46.                  The misrepresentations and omissions in the Proxy are material to Plaintiff, who will be deprived of his right to make an informed decision on the Proposed Merger if such

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misrepresentations and omissions are not corrected prior to the special meeting of Acasti’s shareholders. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act

47.                  Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

48.                  The Individual Defendants acted as controlling persons of Acasti within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of Acasti, and participation in and/or awareness of Acasti’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the Proxy filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of Acasti, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

49.                  Each of the Individual Defendants, as a signatory to the Proxy, was provided with or had unlimited access to copies of the Proxy and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

50.                  In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of Acasti, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The Proxy contains the unanimous recommendation of the Board to approve the Proposed Merger.

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51.                  In addition, as the Proxy sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The Proxy purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

52.                  By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

53.                  As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9 by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed.

54.                  Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A.                 Preliminarily enjoining Defendants and all persons acting in concert with them from consummating the Proposed Merger, until Defendants disclose the material information discussed above which has been omitted from the Proxy;

B.                 Directing the Defendants to account to Plaintiff for all damages sustained as a result of their wrongdoing;

C.                 Awarding Plaintiff the costs and disbursements of this action, including reasonable

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attorneys’ and expert fees and expenses; and

D.                 Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

Dated: July 14, 2021	MONTEVERDE & ASSOCIATES PC

/s/ Juan E. Monteverde
Juan E. Monteverde (JM-8169)
The Empire State Building
350 Fifth Avenue, Suite 4405
New York, NY 10118
Tel: (212) 971-1341
Fax: (212) 202-7880
Email: jmonteverde@monteverdelaw.com

Attorneys for Plaintiff

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